DAVIS POLK & WARDWELL

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03024733

WRITER'S DIRECT
450-4560

July 21, 2003

File No. 82-5201


RECD S.E.C.
JUL 2 1 2003
1086

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Gamesa, S.A. —**
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

SUPPL

Ladies and Gentlemen:

On behalf of Grupo Auxiliar Metalúrgico, S.A. ("**Gamesa**"), a corporation (*sociedad anónima*) organized under the laws of Spain and in connection with Gamesa's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission the following:


PROCESSED
JUL 30 2003
THOMSON
FINANCIAL

- Notice of H1 2003 Results Conference Call
- Press Release titled "Gamesa Starts the Construction of His First Windfarm in the Untied States"

If you have any questions or need any further information please call the undersigned at the number noted above.

Very truly yours,

Lillian R. Saldanha
Legal Assistant

Enclosure

dlw 7/22



Gamesa


RECD S.E.C.
JUL 2 1 2003
1086

You are cordially invited to attend the

H1 2003 RESULTS CONFERENCE CALL

WITH

GAMESA

Iñaki López Gandásegui, CEO

On Wednesday 23rd July 2003 18:00 hrs. Spanish time

To participate in this conference call, please dial

UK : +44 (0) 20 7162 0187 Access code: YES GAMESA
USA: + 1 334 323 6203 Access code: YES GAMESA

During the following two days you can have an instant replay in the following numbers

UK replay number: +44 (0) 20 8288 4459 Access code: 144442
USA replay number: + 1 334 323 6222 Access code: 144442
The Instant Replay will be available until 25/07/03

If you have any queries, please do not hesitate to contact Mr. Juan Ramón Iñarritu Tel: 34 94 431 76 00



COMUNICADO DE PRENSA


REC'D S.E.C.
JUL 2 1 2003
1086

Located in the State of Illinois, it will be equipped with 63 G52 WTG´, of Gamesa Eólica, with a total power of 50,4 MW

GAMESA STARTS THE CONSTRUCTION OF HIS FIRST WINDFARM IN THE UNITED STATES

Gamesa Energía through his American subsidiary, Mendota Hills, LLC., has initiated the construction of his first windfarm in the United States, located in the Lee county, in the State of Illinois.

The first wind project of Gamesa Energía in the United States includes the supply and installation of 63 G52 WTG´s, with a unitary power or 800kW, representing a total power of 50,4 MW. It is expected that by December 2003 it will be in operation.

Mendota Hills, LLC. will sell the electricity generated by the windfarm to Commonwealth Edison (ComEd), the utility that operates in the metropolitan area of Chicago. Besides the electricity, Mendotta Hills is negotiating the sale of the green certificates associated with the production of renewable energy of this windfarm. This project represents a very important step fordward in the process of expansion of Gamesa in the United States.

This project , will increase the sales of WTG from Gamesa Eólica, that a few months ago installed his two first WTG in South Minnesota.

Gamesa as of today, has various projects in different stages of development, with a total power of 1.000 MW, distributed trough the Mid West States ((Minnesota, North and South Dakota, Iowa, Wisconsin, Colorado, Kansas y Wyoming).